Filed by The Bank of Yokohama, Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated September 8, 2015

September 8, 2015

Company Name: The Bank of Yokohama, Ltd.

Representative: Representative Director and President Tatsumaro Terazawa

(Code No. 8332, First Section, Tokyo Stock Exchange)

Notice Concerning Partial Amendments to the Articles of Incorporation

The Bank of Yokohama, Ltd. (the “Bank”) at the meeting of the board of directors held today resolved to put forward as an agenda item certain partial amendments to the Articles of Incorporation at the extraordinary shareholders’ meeting scheduled for December 21, 2015 (the “Extraordinary Shareholders’ Meeting”), as detailed below.

Description

1.	Reason for Amendments

As announced in “Notice Concerning Definitive Agreement Concerning the Business Integration of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited through a Share Transfer” issued today, the Bank resolved at the meeting of the board of directors held today to incorporate a company named “Concordia Financial Group, Ltd.” (the “Joint Holding Company”) that would become a wholly-owning parent company of the Bank and The Higashi-Nippon Bank, Limited effective as of April 1, 2016 (scheduled) through a share transfer (“Share Transfer”) and resolved the outline of the Joint Holding Company and terms of the Share Transfer.  The Bank plans to put forward as an agenda item the approval of the Share Transfer at the Extraordinary Shareholders’ Meeting (the “Proposal of Share Transfer”).

To smoothly handle administrative procedures relating to the ordinary meeting of shareholders such as sending of notices of convocation to a large number of shareholders, pursuant to Article 124, paragraph (3) of the Companies Act of Japan, Article 13 of the Bank’s current Articles of Incorporation sets a record date for the ordinary meeting of shareholders.  If the Proposal of Share Transfer is approved at the Extraordinary Shareholders’ Meeting and the Share Transfer is consummated on April 1, 2016, the Joint Holding Company will become the sole shareholder of the Bank and accordingly, the provision concerning a record date for ordinary meeting of shareholders will no longer be necessary.

Therefore, the Bank proposes to abolish the record date for ordinary meeting of shareholders, to delete Article 13 of its Articles of Incorporation and to renumber the articles following the current Article 13 (the “Amendments”).

The Amendments will take effect on March 31, 2016 on the conditions that (1) the Proposal of Share Transfer is approved at the Extraordinary Shareholders’ Meeting and (2) the share transfer plan so approved does not lose its effectiveness until the day before March 31, 2016.

2.	Details of Amendments

Details of the amendments to the Articles of Incorporation are as follows:

(Changes are underlined)
Current provisions	Proposed amendments
(Record Date for Ordinary Meeting of Shareholders)
Article 13 The record date for determining shareholders with voting rights at the Bank’s ordinary meeting of shareholders shall be March 31 of each year.
(Deleted)
Article 14 - Article 40 (Contents omitted)	Article 13 – Article 39 (Contents omitted)

3.	Schedule

Date of extraordinary meeting of shareholders for partial amendments to the Articles of Incorporation:
Monday, December 21, 2015 (scheduled)

Date on which partial amendments to the Articles of Incorporation will take effect:
Thursday, March 31, 2016 (scheduled)

(Reference)
The Bank plans to pay a dividend (year-end dividend) for the year ending March 31, 2016 (from April 1, 2015 to March 31, 2016) to shareholders or registered pledgees recorded on the final shareholder registry as of March 31, 2016.

<Contact for inquiries regarding this notice>

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office	Tel: 045-225-1141

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited, or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon.  The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters.  U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration).  Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the contact information on the previous page.

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited in relation to, and the benefits resulting from, their proposed business combination.  These forward-looking statements may be identified by words such as “intend,” “seek,” “will,” “risk,” “may” and similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document due to various factors including, but not limited to:

•	failure of the parties to agree on the terms of the business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws, accounting standards, or the business environment that are relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.